Trombly Business Law
                                                      1320 Centre St., Suite 202
                                                                Newton, MA 02459
                                                        Telephone (617) 243-0060
                                                        Facsimile (309) 406-1426

--------------------------------------------------------------------------------

Amy M. Trombly, Esq.                                  amy@tromblybusinesslaw.com

--------------------------------------------------------------------------------

December 15, 2005

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

         Attn:    Mr. Ryan Milne

         Re:      OrganiTECH U.S.A., Inc.
                  Item 4.01 Form 8-K
                  Filed November 29, 2005
                  File Number: 0-22151

Dear Mr. Milne:

I am securities counsel for OrganiTECH U.S.A., Inc. (the "Company"). I enclose for filing under the Securities Act of 1934, as amended, an amendment to the Form 8-K, together with certain exhibits thereto (the "Form 8-K").

The Form 8-K contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the "Staff") in their letter dated December 6, 2005.

Set forth below are the Company's responses to the Staff's comments. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

FORM 8-K FILED NOVEMBER 29, 2005

Comment 1.     We note that you have stated that there were no reportable events during the fiscal year ended December 31, 2003. Item 304(a)(1) of Regulation S-B requires disclosure of reportable events that occurred during any subsequent interim period through the date of dismissal (October 10, 2005). Please amend your Form 8-K to disclose whether there were any reportable events during the subsequent interim period, in addition to the fiscal year ended
               December 31, 2003.

Response 1.    The Company has amended the Form 8-K to add disclosure of
               reportable events (as defined in Item 304(a)(1)(iv)(B) of Regulation S-B) that occurred during the subsequent interim period through the date of dismissal. However, the Company has not completed its audit for the year ended December 31, 2004. The
               Company believes it did not have reportable events for the year ended December 31, 2004, however, is possible that the auditors may identify reportable events in the audit. If such event occurs, the Company will amend the 8-K to identify those reportable events.

Comment 2.     As required under Item 304(a)(1)(iv)(C) to (E) of Regulation S-B, please expand your disclosure of your reportable events by describing the following:

               o    the nature of each reportable event;

               o whether any committee of the board of directors, or the board of directors, discussed the event with the former accountant; and

               o whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each such reportable even and, if not, describe the nature of and reason for any limitation.

               Provide the following information on a supplemental basis.

               o the period in which the reportable event occurred and whether you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event, and if not, explain why not;

               o The steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event;

Response 2.    In its 10-KSB/A for the year ended December 31, 2003, the Company reported two events in the following disclosure: "As of December
               31, 2003, the Company had material weaknesses in the effectiveness of our internal controls. These material weaknesses were: 1) Limited resources and manpower in the finance department and 2) inadequate controls in the financial reporting process."
               The Company has added this disclosure and the other disclosure requested by the Staff to the 8-K.

               At the time the weaknesses occurred, the Company's Chief Financial Officer lacked sufficient expertise in accounting. On April 30, 2004, the Company filed a Report on Form 10-KSB for the year ended December 31, 2003 without an audit report from Amper, Politziner & Mattia, P.C. Additionally, during the year 2004, the Company filed Reports on Form 10-QSB for the interim periods for the fiscal year 2004 that were not reviewed by Amper, Politziner & Mattia, P.C.

               The reportable events (as defined in Item 304(a)(1)(iv)(B) of Regulation S-B) occurred during April 30, 2004 through November 22, 2004 due to the Company's filing of its Report on Form 10-KSB for the year ended December 31, 2003 and reports on Form 10-QSB for the interim periods in the year 2004. The Company did not restate its Annual Report on Form 10-KSB/A for the year ended December 31, 2003, which was filed with the Commission on August 23, 2005. The Company's management believes that the internal controls weaknesses noted above will not affect its Interim Reports on Form 10-QSB because those weaknesses do not affect the Company's results for those periods.

               To correct the Company's weaknesses noted above, the Company hired a Certified Public Accountant on June 1, 2005 to assist the Company with its financial reporting responsibilities. Additionally, the Certified Public Accountant is assisting the Company in its effort to review, improve and document its internal controls and procedures.

Comment 3.     To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form
               8-K.

Response 3.    An updated letter from Amper, Politziner & Mattia, P.C. is filed with the Report on Form 8-K/A as Exhibit 16.1, stating that Amper, Politziner & Mattia, P.C. agrees with the statements made in our amended Form 8-K.


If you have further questions or comments, please feel free to contact us. We are happy to cooperate in any way we can.

                                             Regards,



                                             Amy M. Trombly
                                             Counsel for OrganiTECH U.S.A., Inc.

cc:  OrganiTECH U.S.A., Inc.